Mail Stop 4561

August 1, 2007

VIA USMAIL and FAX (312) 759 - 7800

Mr. Thomas E. Murphy
Chief Financial Officer
Brauvin Real Estate Fund, L.P. 4
30 North LaSalle Street
Chicago, Illinois 60602

      Re: Brauvin Real Estate Fund, L.P. 4
              Form 10-KSB for the year ended 12/31/2006
              Filed on 4/16/2007
              File No. 000-13402

Dear Mr. Thomas E. Murphy:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Cicely LaMothe
                    Branch Chief